

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2019

Gregg Adzema
Executive Vice President and Chief Financial Officer
Cousins Properties Incorporated
3344 Peachtree Road NE
Suite 1800
Atlanta, Georgia 30326-4802

      Re: Cousins Properties Incorporated
          Form 10-K For the Fiscal Year Ended December 31, 2018
          Filed February 6, 2019
          File No. 001-11312

Dear Mr. Adzema:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction